U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                    FORM 4

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
             Section 30(f) of the Investment Company Act of 1940

     [ ] Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).
_______________________________________________________________________________
1.   Name and Address of Reporting Person*

Employers Mutual Casualty Company
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   (Last)                           (First)             (Middle)

P.O. Box 712
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                                    (Street)

Des Moines                            Iowa               50303
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   (City)                           (State)              (Zip)
_______________________________________________________________________________
2.   Issuer Name and Ticker or Trading Symbol

             EMC INSURANCE GROUP INC.   EMCI
_______________________________________________________________________________
3. IRS Identification Number of Reporting Person, if an Entity (Voluntary) 42-0234980
_______________________________________________________________________________
4.   Statement for Month/Day/Year

04/2003
_______________________________________________________________________________
5.   If Amendment, Date of Original (Month/Day/Year)

_______________________________________________________________________________
6.   Relationship of Reporting Person to Issuer
     (Check all applicable)

     [ ]  Director                             [ ]  10% Owner
     [ ]  Officer (give title below)           [X]  Other (specify below)

Parent Company & majority stockholder
_______________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by one Reporting Person
     [ ]  Form filed by more than one Reporting Person
_______________________________________________________________________________
*  If the Form is filed by more than one  Reporting  Person,  see  Instruction
   4(b)(v).


TABLE I
Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

===================================================================================================================================
:                                        :        :         :         :        4.          :     5.      :            :           :
:                                        :        :         :         :    Securities      : Amount of   :    6.      :           :
:                                        :        :   2A.   :    3.   :  Acquired (A) or   : Securities  :Ownership   :           :
:                                        :        : Deemed  : Trans-  :  Disposed of (D)   :Beneficially :  Form:     :     7.    :
:                                        :    2.  :Execution: action  :(Instr. 3, 4 and 5) :Owned Follow-: Direct (D) :  Nature of:
:                                        : Trans- :Date, if :  Code   : -------------------:ing Reported :    or      :  Indirect :
:                 1.                     : action :  any    :(Instr.8):         :(A):      :Transactions :Indirect (I): Beneficial:
:         Title of Security              :  Date  :mm/dd/yy :---------: Amount  :or : Price: (Instr. 3   : (Instr. 4) :  Ownership:
:             (Instr. 3)                 :mm/dd/yy:         :Code:  V :         :(D):      :    and 4)   :            : (Instr. 4):
:________________________________________:________:_________:____:____:_________:_____:____:_____________:____________:___________:
:                                        :        :         :    :    :         :     :    :             :            :           :
:EMC Insurance Group Inc. - Common Stock :4/10/03 :         : P *:    : 400     : A   :18.77             :            :           :
:----------------------------------------:--------:-------- :----:----:---------:-----:----:-------------:------------:-----------:
:EMC Insurance Group Inc. - Common Stock :4/16/03 :         : P  :    :  6000   : A   :18.98             :            :           :
:----------------------------------------:--------:---------:----:----:---------:-----:----:-------------:------------:-----------:
:EMC Insurance Group Inc. - Common Stock :4/16/03 :         : P  :    :  5000   : A   :18.89             :9,154,873** :     D     :
:----------------------------------------:--------:---------:----:----:---------:-----:----:-------------:------------:-----------:
:                                        :        :         :    :    :         :     :    :             :            :           :
:----------------------------------------:--------:---------:----:----:---------:-----:----:-------------:------------:-----------:
:                                        :        :         :    :    :         :     :    :             :            :           :
:----------------------------------------:--------:---------:----:----:---------:-----:----:-------------:------------:-----------:
:                                        :        :         :    :    :         :     :    :             :            :           :
:----------------------------------------:--------:---------:----:----:---------:-----:----:-------------:------------:-----------:
:                                        :        :         :    :    :         :     :    :             :            :           :
===================================================================================================================================
         *Reporting person is 6 days delinquent in reporting acquisition.
         **Includes 36,164 shares acquired in March under the Company's dividend reinvestment plan.



Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.


TABLE II
Derivative Securities Acquired, Disposed of, or Beneficially Owned
  (e.g., puts, calls, warrants, options, convertible securities)

===================================================================================================================================
:               :       :        :        :       :            :                 :                :      :   9.   :       :       :
:               :       :        :        :       :            :                 :                :      : Number :       :       :
:               :       :        :        :       :            :                 :                :      :   of   :  10.  :       :
:               :       :        :        :       :            :                 :                :      : Deriv- :Owner- :       :
:               :       :        :        :       :            :                 :                :      : ative  : ship  :       :
:               :       :        :        :       :            :                 :                :      : Secur- : Form  :       :
:               :  2.   :        :        :       :            :                 :                :      : ities  :  of   :       :
:               :Conver-:        :  3A.   :       :     5.     :                 :       7.       :      : Bene-  :Deriv- :  11.  :
:               : sion  :        :Deemed  :       : Number of  :                 :Title and Amount:      :ficially: ative :Nature :
:               :  or   :        :Exec-   :       :Derivative  :        6.       : of Underlying  :   8. : Owned  :Secur- :  of   :
:               : Exer- :        :ution   :  4.   :Securities  :       Date      :   Securities   : Price:Follow- : ity   : In-   :
:               : cise  :  3.    :Date if :Trans- :Acquired (A): Exercisable and :(Instr. 3 and 4):  of  :ing     :Direct :direct :
:               : Price :Trans-  :any     :action :or Disposed : Expiration Date :----------------:Deriv-:Reported:  (D)  :Bene-  :
:     1.        :  of   :action  :(Month/ : Code  :   of(D)    : (Month/Day/Year):        :Amount : ative:Trans-  :or In- :ficial :
: Title of      :Deriv- : Date   : Day/   :(Instr.: (Instr. 3, :-----------------:        :  or   :Secur-:actions :direct :Owner- :
: Derivative    : ative :(Month/ : Year)  :  8)   :  4 and 5)  : Date   : Expira-:        :Number : ity  :        :  (I)  : ship  :
:  Security     :Secur- : Day/   :        :------ :-----:------: Exer-  :  tion  :        :  of   :(Instr:(Instr. :(Instr.:(Instr.:
: (Instr. 3)    :  ity  : Year)  :        :Code V : (A) :  (D) : cisable:  Date  :  Title :Shares :   5) :   4)   :  4)   :   4)  :
:---------------:-------:--------:--------:-------:-----:------:--------:--------:--------:-------:------:--------:-------:-------:
:               :       :        :        :       :     :      :        :        :        :       :      :        :       :       :
:               :       :        :        :       :     :      :        :        :        :       :      :        :       :       :
:               :       :        :        :       :     :      :        :        :        :       :      :        :       :       :
:               :       :        :        :       :     :      :        :        :        :       :      :        :       :       :
:---------------:-------:--------:--------:-------:-----:------:--------:--------:--------:-------:------:--------:-------:-------:
:               :       :        :        :       :     :      :        :        :        :       :      :        :       :       :
:               :       :        :        :       :     :      :        :        :        :       :      :        :       :       :
:               :       :        :        :       :     :      :        :        :        :       :      :        :       :       :
:---------------:-------:--------:--------:-------:-----:------:--------:--------:--------:-------:------:--------:-------:-------:
:               :       :        :        :       :     :      :        :        :        :       :      :        :       :       :
:               :       :        :        :       :     :      :        :        :        :       :      :        :       :       :
:               :       :        :        :       :     :      :        :        :        :       :      :        :       :       :
:---------------:-------:--------:--------:-------:-----:------:--------:--------:--------:-------:------:--------:-------:-------:
:               :       :        :        :       :     :      :        :        :        :       :      :        :       :       :
:               :       :        :        :       :     :      :        :        :        :       :      :        :       :       :
===================================================================================================================================




By:  /s/ Robert L. Link                                     April 18, 2003
---------------------------------------------            ----------------------
      **Signature of Reporting Person                             Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).